SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 23, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on February 23, 2010 on the Hong Kong Stock Exchange’s website:

(i) at http://www.hkexnews.hk/listedco/listconews/sehk/20100222/LTN20100222289.pdf, with respect to an announcement that (A) the Company has recently received notice from China Southern Air Holding Company, the Company’s controlling shareholder (“CSAHC”) that CSAHC will receive RMB 1.5 billion from the PRC Ministry of Finance to be injected to the Company and (B) trading of the shares of the Company will suspend from February 23, 2010 on the Shanghai Stock Exchange; and

(ii) at http://www.hkexnews.hk/listedco/listconews/sehk/20100223/LTN20100223019.PDF, with respect to an announcement that the Company’s shares will be suspended on the Hong Kong Stock Exchange at 9:30 a.m. on February 23, 2010 pending the release of an announcement

An English version of each announcement is included in this Form 6-K of the Company.

Trading in the Company’s American Depositary Receipts listed on the New York Stock Exchange was similarly halted starting on February 22, 2010 (a day earlier than the trading halts for the Company’s shares on the Shanghai Stock Exchange and the Hong Kong Stock Exchange due to time zone differences).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: February 23, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

China Southern Airlines Company Limited (the “Company”) has published the “Announcement on material issue and suspension of trading of shares of China Southern Airlines Company Limited” on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, People's Republic of China
22 February 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock short name: CSA	Stock Code: 600029	Announcement No.: Lin 2010-003

Announcement on Material Issue and Shares Suspension of
China Southern Airlines Company Limited

All members of the board (the “Board”) of directors (the “Directors”) jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

China Southern Airlines Company Limited (the “Company”) has recently received a notice from China Southern Air Holding Company (the controlling shareholder of the Company) (“CSAHC”), which stated that CSAHC had recently received “Notice on 2009 state-owned capital operation budget (allocation) granted by the Ministry of Finance to China Southern Air Holding Company” (《財政部關於下達中國南方航空集團公司2008年中央國有資本經營預算（撥款）的通知》) issued by the Ministry of Finance. According to the notice, the 2009 state-owned capital operation budget granted by the Ministry of Finance to CSAHC amounted to RMB 1.5 billion, which shall be injected to the Company to support the principal aviation business development of the Company.

The Board had made inquiries to the executive Directors and CSAHC (the controlling shareholder of the Company) in respect of the abovementioned matter. CSAHC and the Company are currently considering various possible arrangements to use the said fund to reduce the debt ratio of the Company which will be subject to further policy consultation with and proposal review by the relevant government authorities from the date of this announcement, therefore there are uncertainties over the relevant issues.

In order to protect the interests of investors and avoid causing material impact on the share price of the Company, trading of the shares of the Company will suspend from 23 February 2010 onwards at the request of the Company.

The Company hereby undertakes that, if the Company fails to make consultation to or obtain confirmation from the relevant government authorities in respect of the material issues within 10 trading days from the date of suspension of the Company’s shares (including such date), or the relevant preliminary proposal is not approved, the Company will make a separate announcement and apply for the resumption of trading of its shares. During the period of suspension, the Company will announce once a week on progress of the issue.

The Board of Directors of

China Southern Airlines Company Limited

22 February 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUSPENSION OF TRADING

At the request of China Southern Airlines Company Limited (the “Company”), trading of the shares of the Company will be suspended with effect from 9:30 a.m. 23 February 2010, pending the release of an announcement which is of price-sensitive in nature.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
23 February 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.